UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Celcuity Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

15102K100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15102K100	Page 2 of 14

1.	Name of reporting persons Venrock Healthcare Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,476,980[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,476,980[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,476,980[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 651,198 shares held by Venrock Healthcare Capital Partners III, L.P.; (ii) 65,147 shares held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,760,635 shares held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock that may be held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Securities Purchase Agreement dated May 15, 2022, the number of shares of common stock purchased by the Reporting Persons at the closing shall not, when aggregated with all other shares of common stock owned by such Reporting Persons at such time, result in such Reporting Persons beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act) in excess of 9.99% of the Common Stock issued and outstanding immediately prior to the closing. Without giving effect to this beneficial ownership limitation, the Reporting Persons would beneficially own approximately 20.8% of the Issuer’s common stock.

3	This percentage is calculated based upon (i) 24,203,156 shares outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 13, 2023, plus (ii) the 591,442 shares described in Footnote 2 above.

CUSIP No. 15102K100	Page 3 of 14

1.	Name of reporting persons VHCP Co-Investment Holdings III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,476,980[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,476,980[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,476,980[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 651,198 shares held by Venrock Healthcare Capital Partners III, L.P.; (ii) 65,147 shares held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,760,635 shares held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock that may be held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Securities Purchase Agreement dated May 15, 2022, the number of shares of common stock purchased by the Reporting Persons at the closing shall not, when aggregated with all other shares of common stock owned by such Reporting Persons at such time, result in such Reporting Persons beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act) in excess of 9.99% of the Common Stock issued and outstanding immediately prior to the closing. Without giving effect to this beneficial ownership limitation, the Reporting Persons would beneficially own approximately 20.8% of the Issuer’s common stock.

3	This percentage is calculated based upon (i) 24,203,156 shares outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 13, 2023, plus (ii) the 591,442 shares described in Footnote 2 above.

CUSIP No. 15102K100	Page 4 of 14

1.	Name of reporting persons Venrock Healthcare Capital Partners EG, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,476,980[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,476,980[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,476,980[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 651,198 shares held by Venrock Healthcare Capital Partners III, L.P.; (ii) 65,147 shares held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,760,635 shares held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock that may be held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Securities Purchase Agreement dated May 15, 2022, the number of shares of common stock purchased by the Reporting Persons at the closing shall not, when aggregated with all other shares of common stock owned by such Reporting Persons at such time, result in such Reporting Persons beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act) in excess of 9.99% of the Common Stock issued and outstanding immediately prior to the closing. Without giving effect to this beneficial ownership limitation, the Reporting Persons would beneficially own approximately 20.8% of the Issuer’s common stock.

3	This percentage is calculated based upon (i) 24,203,156 shares outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 13, 2023, plus (ii) the 591,442 shares described in Footnote 2 above.

CUSIP No. 15102K100	Page 5 of 14

1.	Name of reporting persons VHCP Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,476,980[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,476,980[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,476,980[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 651,198 shares held by Venrock Healthcare Capital Partners III, L.P.; (ii) 65,147 shares held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,760,635 shares held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock that may be held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Securities Purchase Agreement dated May 15, 2022, the number of shares of common stock purchased by the Reporting Persons at the closing shall not, when aggregated with all other shares of common stock owned by such Reporting Persons at such time, result in such Reporting Persons beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act) in excess of 9.99% of the Common Stock issued and outstanding immediately prior to the closing. Without giving effect to this beneficial ownership limitation, the Reporting Persons would beneficially own approximately 20.8% of the Issuer’s common stock.

3	This percentage is calculated based upon (i) 24,203,156 shares outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 13, 2023, plus (ii) the 591,442 shares described in Footnote 2 above.

CUSIP No. 15102K100	Page 6 of 14

1.	Name of reporting persons VHCP Management EG, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,476,980[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,476,980[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,476,980[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 651,198 shares held by Venrock Healthcare Capital Partners III, L.P.; (ii) 65,147 shares held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,760,635 shares held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock that may be held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Securities Purchase Agreement dated May 15, 2022, the number of shares of common stock purchased by the Reporting Persons at the closing shall not, when aggregated with all other shares of common stock owned by such Reporting Persons at such time, result in such Reporting Persons beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act) in excess of 9.99% of the Common Stock issued and outstanding immediately prior to the closing. Without giving effect to this beneficial ownership limitation, the Reporting Persons would beneficially own approximately 20.8% of the Issuer’s common stock.

3	This percentage is calculated based upon (i) 24,203,156 shares outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 13, 2023, plus (ii) the 591,442 shares described in Footnote 2 above.

CUSIP No. 15102K100	Page 7 of 14

1.	Name of Reporting Persons Shah, Nimish
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,476,980[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,476,980[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,476,980[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) IN

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 651,198 shares held by Venrock Healthcare Capital Partners III, L.P.; (ii) 65,147 shares held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,760,635 shares held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock that may be held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Securities Purchase Agreement dated May 15, 2022, the number of shares of common stock purchased by the Reporting Persons at the closing shall not, when aggregated with all other shares of common stock owned by such Reporting Persons at such time, result in such Reporting Persons beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act) in excess of 9.99% of the Common Stock issued and outstanding immediately prior to the closing. Without giving effect to this beneficial ownership limitation, the Reporting Persons would beneficially own approximately 20.8% of the Issuer’s common stock.

3	This percentage is calculated based upon (i) 24,203,156 shares outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 13, 2023, plus (ii) the 591,442 shares described in Footnote 2 above.

CUSIP No. 15102K100	Page 8 of 14

1.	Name of Reporting Persons Koh, Bong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,476,980[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,476,980[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,476,980[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) IN

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 651,198 shares held by Venrock Healthcare Capital Partners III, L.P.; (ii) 65,147 shares held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,760,635 shares held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock that may be held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Securities Purchase Agreement dated May 15, 2022, the number of shares of common stock purchased by the Reporting Persons at the closing shall not, when aggregated with all other shares of common stock owned by such Reporting Persons at such time, result in such Reporting Persons beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act) in excess of 9.99% of the Common Stock issued and outstanding immediately prior to the closing. Without giving effect to this beneficial ownership limitation, the Reporting Persons would beneficially own approximately 20.8% of the Issuer’s common stock.

3	This percentage is calculated based upon (i) 24,203,156 shares outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 13, 2023, plus (ii) the 591,442 shares described in Footnote 2 above.

CUSIP No. 15102K100	Page 9 of 14

Introductory Note: This Schedule 13G/A is filed on behalf of Venrock Healthcare Capital Partners III, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP III LP”), VHCP Co-Investment Holdings III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment III”), Venrock Healthcare Capital Partners EG, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP EG”), VHCP Management III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management III”), VHCP Management EG, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management EG” and collectively with VHCP III LP, VHCP Co-Investment III, VHCP EG and VHCP Management III, the “Venrock Entities”), Nimish Shah (“Shah”) and Bong Koh (“Koh”) in respect of Common Stock of Celcuity Inc.

Item 1.

(a)	Name of Issuer

Celcuity Inc.

(b)	Address of Issuer’s Principal Executive Offices

16305 36th Avenue North, Suite 100

Minneapolis, Minnesota 55446

Item 2.

(a)	Name of Person Filing

Venrock Healthcare Capital Partners III, L.P.

VHCP Co-Investment Holdings III, LLC

Venrock Healthcare Capital Partners EG, L.P.

VHCP Management III, LLC

VHCP Management EG, LLC

Nimish Shah

Bong Koh

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:

7 Bryant Park	3340 Hillview Avenue
23rd Floor	Palo Alto, CA 94304
New York, NY 10018

(c)	Citizenship

All of the Venrock Entities were organized in Delaware. The individuals are both United States citizens.

(d)	Title of Class of Securities

 Common Stock, par value $0.001 per share

(e)	CUSIP Number

15102K100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned as of December 31, 2023:

Venrock Healthcare Capital Partners III, L.P.	2,476,980	(1)
VHCP Co-Investment Holdings III, LLC	2,476,980	(1)
Venrock Healthcare Capital Partners EG, L.P.	2,476,980	(1)
VHCP Management III, LLC	2,476,980	(1)
VHCP Management EG, LLC	2,476,980	(1)
Nimish Shah	2,476,980	(1)
Bong Koh	2,476,980	(1)

(b)	Percent of Class as of December 31, 2023:

Venrock Healthcare Capital Partners III, L.P.	9.99%
VHCP Co-Investment Holdings III, LLC	9.99%
Venrock Healthcare Capital Partners EG, L.P.	9.99%
VHCP Management III, LLC	9.99%
VHCP Management EG, LLC	9.99%
Nimish Shah	9.99%
Bong Koh	9.99%

(c)	Number of shares as to which the person has, as of December 31, 2023:

(i)	Sole power to vote or to direct the vote

Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

(ii)	Shared power to vote or to direct the vote

Venrock Healthcare Capital Partners III, L.P.	2,476,980	(1)
VHCP Co-Investment Holdings III, LLC	2,476,980	(1)
Venrock Healthcare Capital Partners EG, L.P.	2,476,980	(1)
VHCP Management III, LLC	2,476,980	(1)
VHCP Management EG, LLC	2,476,980	(1)
Nimish Shah	2,476,980	(1)
Bong Koh	2,476,980	(1)

(iii)	Sole power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners III, L.P.	2,476,980	(1)
VHCP Co-Investment Holdings III, LLC	2,476,980	(1)
Venrock Healthcare Capital Partners EG, L.P.	2,476,980	(1)
VHCP Management III, LLC	2,476,980	(1)
VHCP Management EG, LLC	2,476,980	(1)
Nimish Shah	2,476,980	(1)
Bong Koh	2,476,980	(1)

1	Consists of (i) 651,198 shares held by Venrock Healthcare Capital Partners III, L.P.; (ii) 65,147 shares held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,760,635 shares held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock that may be held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Securities Purchase Agreement dated May 15, 2022, the number of shares of common stock purchased by the Reporting Persons at the closing shall not, when aggregated with all other shares of common stock owned by such Reporting Persons at such time, result in such Reporting Persons beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act) in excess of 9.99% of the Common Stock issued and outstanding immediately prior to the closing. Without giving effect to this beneficial ownership limitation, the Reporting Persons would beneficially own approximately 20.8% of the Issuer’s common stock.

VHCP Management III, LLC is the general partner of Venrock Healthcare Capital Partners III, L.P. and the manager of VHCP Co-Investment Holdings III, LLC. VHCP Management EG, LLC is the general partner of Venrock Healthcare Capital Partners EG, L.P. Messrs. Shah and Koh are the voting members of VHCP Management III, LLC and VHCP Management EG, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 15102K100	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Venrock Healthcare Capital Partners III, L.P.		Venrock Healthcare Capital Partners EG, L.P.

By:	VHCP Management III, LLC	By:	VHCP Management EG, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Sherman G. Souther	By:	/s/ Sherman G. Souther
	Name: Sherman G. Souther		Name: Sherman G. Souther
	Its: Authorized Signatory		Its: Authorized Signatory

VHCP Co-Investment Holdings III, LLC

By: VHCP Management III, LLC
Its: Manager

By:	/s/ Sherman G. Souther
Name: Sherman G. Souther
Its: Authorized Signatory

VHCP Management III, LLC		VHCP Management EG, LLC

By:	/s/ Sherman G. Souther	By:	/s/ Sherman G. Souther
	Name: Sherman G. Souther		Name: Sherman G. Souther
	Its: Authorized Signatory		Its: Authorized Signatory

Nimish Shah

/s/ Sherman G. Souther
Sherman G. Souther, Attorney-in-fact

Bong Koh

/s/ Sherman G. Souther
Sherman G. Souther, Attorney-in-fact

CUSIP No. 15102K100	Page 14 of 14

EXHIBITS

A:	Joint Filing Agreement

B:	Power of Attorney for Nimish Shah (incorporated by reference to Exhibit B to Schedule 13G filed on May 25, 2022)

C:	Power of Attorney for Bong Koh (incorporated by reference to Exhibit B to Schedule 13G filed on May 25, 2022)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Celcuity Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2024.

Venrock Healthcare Capital Partners III, L.P.		Venrock Healthcare Capital Partners EG, L.P.

By:	VHCP Management III, LLC	By:	VHCP Management EG, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Sherman G. Souther	By:	/s/ Sherman G. Souther
	Name: Sherman G. Souther		Name: Sherman G. Souther
	Its: Authorized Signatory		Its: Authorized Signatory

VHCP Co-Investment Holdings III, LLC

By: VHCP Management III, LLC
Its: Manager

By:	/s/ Sherman G. Souther
Name: Sherman G. Souther
Its: Authorized Signatory

VHCP Management III, LLC		VHCP Management EG, LLC

By:	/s/ Sherman G. Souther	By:	/s/ Sherman G. Souther
	Name: Sherman G. Souther		Name: Sherman G. Souther
	Its: Authorized Signatory		Its: Authorized Signatory

Nimish Shah

/s/ Sherman G. Souther
Sherman G. Souther, Attorney-in-fact

Bong Koh

/s/ Sherman G. Souther
Sherman G. Souther, Attorney-in-fact